

07006124

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2007 WASH, D.C. 186

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100
(No. and Street)

Leawood (City) Kansas (State) 66224 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier (913) 239-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D Sowers, CPA, PA
(Name – *if individual, state last, first, middle name*)

4747 West 135th Street, Suite 200, Leawood, Kansas 66224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Kansas
County of Johnson

Signature

Exec. Vice President

Title

Notary Public

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11/18/2009
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAS CORP.

FINANCIAL STATEMENTS AND AUDIT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

Larry D. Sowers, CPA, PA

Certified Public Accountant

To the Board of Directors and Stockholders of FAS Corp.
Leawood, Kansas

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of FAS Corp. (a Kansas corporation) as of December 31, 2006, and the related statements of income, retained earnings, cash flows and statement of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAS Corp., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Leawood, Kansas

February 22, 2007

4747 West 135th, Suite 200 • Leawood, Kansas 66224 • (913) 239-2390 • FAX (913) 239-2399

FAS CORP.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 146,186
Concessions receivable(Note 1)	29,749
Total Current Assets	175,935
Other Assets:	
Organization expense, net of accumulated amortization of $6,247 and $6,247, respectively (Note 1)	0
Total Other Assets	0
Total Assets	$ 175,935

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Commissions payable	$ 116,458
Total Current Liabilities	116,458
Stockholders' Equity:	
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000
Retained earnings	49,477
Total Stockholders' Equity	59,477
Total Liabilities and Stockholders' Equity	$ 175,935

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Concessions income	$ 2,779,322
Total Revenues	2,779,322
Operating Expenses:	
Bank service charge	319
Commission expense	1,789,477
Continuing education	150
Insurance	11,871
License and permits	150
Overhead reimbursement	117,000
Professional fees	3,345
Brokers fees	13,962
Taxes	110
Total Operating Expenses	1,936,384
Income from operations	842,938
Other Income:	
Interest income	185
Total Other Income	185
Net income	$ 843,123

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 48,854
Net income for the year	843,123
Non-dividend distribution	(842,500)
Balance, December 31, 2006	$ 49,477

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income		$ 843,123
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in concessions receivable	$ 16,978	
Increase in commissions payable	89,274	
Net cash used by operating activities		106,252
Cash Flows from Financing Activities:		
Dividend distributions paid to parent company	(842,500)	
Net cash used by financing activities		(842,500)
Net increase in cash		106,875
Cash and cash equivalents, beginning of year		39,311
Cash and cash equivalents, end of year		$ 146,186

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006	$ 58,854
Net income	843,123
Deductions, including non-conforming capital and non-dividend distributions	(842,500)
Balance at December 31, 2006	$ 59,477

See accountant's audit report.
The accompanying notes are an integral part
of these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Summary of significant accounting policies

Nature of business
FAS Corp. was formed in June, 1997. FAS Corp. is a limited activity broker/dealer registered with the Securities & Exchange Commission and a member of NASD. The Company deals exclusively in shares of investment companies and sales of variable life and variable annuity contracts.

Cash and cash equivalents
For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and certificates of deposits with original maturities of 90 days or less to be cash or cash equivalents. At December 31, 2006, no cash deposits exceed federally insured limits.

Concessions receivable
Management believes that all concessions receivable as of December 31, 2006, were fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Accounting Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Other assets/Amortization
Amortizable assets are recorded at cost. Amortization is calculated by the straight-line method over the useful lives of the assets. Total amortization for the year ended December 31, 2006, was $0.

Income taxes
The Company, with the consent of its shareholders, has elected to be taxed under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

Concentrations of credit risk

Concentrations of credit risk with respect to concessions receivable are limited since the credit worthiness of the concession payors as determined by AM Best Company ratings are A+ and higher.

Note 2 - Net capital and required net capital

Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

Total ownership equity qualified for net capital	$ 59,477
Less: Total non-allowable assets	29,749
Net capital	$ 29,728

Computation of Basic Net Capital Requirements

Minimum net capital required	$ 7,763
Minimum dollar requirement	5,000
Net capital requirement	$ 7,763
Excess net capital	$ 21,965
Excess net capital at 1000%	$ 18,082

Our audit of the financial statements of FAS Corp. documented no material differences in Net Capital.

See accountant's audit report.

Supplemental Report

FAS CORP.
STATEMENT OF NO MATERIAL INADEQUACIES
DECEMBER 31, 2006

Our audit disclosed that no material inadequacies now exist or existed since the date of the previous audit.

See accountant's audit report.

END